 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF LIFE PARTNERS HOLDINGS, INC.

Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, Life Partners Holdings, Inc. (the “Corporation”) adopts the following Articles of Amendment to its Articles of Incorporation:

ARTICLE ONE

Section 1 of Article V of the Articles of Incorporation relating to the number of authorized shares is hereby deleted and replaced by the following:

The maximum number of shares of all classes of stock which the Corporation is authorized to have outstanding at any one time is 18,750,000 shares, all of which shall be common stock, par value $.001 per share (“Common Stock”). All or any part of the Common Stock may be issued by the Corporation from time to time and for such consideration as the Board of Directors may determine. All of such shares, if and when issued, and upon receipt of such consideration by the Corporation, shall be fully paid and non-assessable.

ARTICLE TWO

At the time of the amendment’s adoption, the Corporation had 9,615,586 shares of stock outstanding, all of which was common stock and entitled to vote. The Corporation’s only authorized stock is its common stock and no shares are entitled to vote as a class. At a regularly scheduled annual meeting of shareholders held on August 9, 2007, the amendment was adopted by the affirmative vote of 8,961,436 shares.

Dated August 15, 2007

LIFE PARTNERS HOLDINGS, INC.

By:	/s/ Brian Pardo
Brian Pardo, President